SAFEWAY INC. HAS REQUESTED CONFIDENTIAL TREATMENT FOR PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R § 200.83

This letter omits confidential information that was delivered separately to the Division of Corporation Finance. The omissions are denoted with three asterisks (***).

June 17, 2011

Andrew D. Mew

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Safeway Inc.
Form 10-K for the Fiscal Year Ended January 1, 2011 (the “2010 Form 10-K”) filed February 28, 2011
Definitive Proxy Statement on Schedule 14A filed April 1, 2011
Form 10-Q for the quarterly period ended March 26, 2011 (the “First Quarter 2011 Form 10-Q”) filed May 3, 2011
File No. 1-00041

Dear Mr. Mew:

We are responding to the Staff’s comment letter to Safeway Inc. (the “Company” or “Safeway”) dated May 20, 2011.

The Staff’s comments are set forth below in italics, followed by our response to each comment.

Form 10-K for the fiscal year ended January 1, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Liquidity and Financial Resources, page 25

1.	We note your response to our prior comment two that you believed that any such tax payments from the repatriation of undistributed earnings would not have a material impact on your liquidity. This assertion would appear to be useful disclosure since you disclose that “a substantial portion” of your cash is at your Canadian subsidiary. Please revise future filings accordingly or tell us why such disclosure is not meaningful.

Company’s Response:

As a result of the payment of a $1.1 billion dividend in the first half of 2011, we expect that a substantial portion of U.S. taxes otherwise due on the repatriation of future Canadian earnings will be eliminated by utilization of foreign tax credits. As a result, the tax rate on the repatriation of future Canadian earnings is significantly less than it would have been in prior years. Consequently, Safeway now anticipates that it may repatriate future Canadian earnings and will provide deferred taxes on current Canadian earnings beginning in the second quarter of 2011. Undistributed Canadian earnings as of the end of the first quarter of 2011 (net of dividends paid in the second quarter of 2011) are largely invested in non-liquid assets such as property, plant and equipment or in cash in our store registers being used to run operations. Therefore, we continue to consider those unrepatriated earnings to be indefinitely reinvested.

Confidential Treatment Requested by Safeway Inc.

As a result of the Canadian dividend in the first half of 2011, cash in our Canadian subsidiary is currently less than $***, which we believe is not material to Safeway’s financial position. Since Safeway currently anticipates repatriating future Canadian earnings, cash in Canada should not grow to material amounts. Finally, since we will provide deferred taxes on future earnings, cash in Canada at the end of any quarter can be repatriated without incurring additional tax expense. Therefore, we believe that disclosure of cash in Canada is not meaningful. However, if cash in Canada does grow to amounts such that it affects liquidity in Safeway’s U.S. operations, we will make the appropriate disclosure in future filings.

2.	We further note in your response that you had sufficient liquidity at January 1, 2011 to fund operations both domestically and internationally for the foreseeable future without regard to any repatriation of foreign earnings. In future filings please separately disclose the dollar amount of cash held by your Canadian subsidiary and the amount of free cash flow generated by your foreign subsidiaries. In this regard, we note your liquidity discussion on page 26 where you disclose undistributed earnings of your foreign operations are considered to be permanently reinvested and that you believe you have sufficient sources of liquidity to meet your requirements for working capital, dividend payments and so forth. Given a substantial portion of your cash balances at January 1, 2011 were held outside of the U.S. and your Canadian subsidiary had free cash flow in excess of debt servicing requirements, it appears those amounts may contribute disproportionately to your overall liquidity position. Further, please provide an enhanced liquidity discussion illustrating that some cash and investments are not presently available to fund domestic operations such as the payment of dividends without paying a significant amount of taxes upon their repatriation or explain to us why you believe such a discussion would not be meaningful to investors.

Company’s Response:

As a result of the dividend paid in the first half of 2011, cash held in Canada is currently less than $***. In addition, Safeway currently anticipates that it may repatriate future Canadian earnings and, accordingly, will provide deferred taxes on those earnings. Therefore, we believe that a separate disclosure of cash in Canada or free cash flow generated in Canada is not meaningful to our investors.

Note K: Employee Benefit Plans and Collective Bargaining Agreements, page 58

3.	We note your response to our prior comment five. Since 2005, your 10-year actual combined rate of return on pension assets has steadily declined from 10% in 2005 to 4% in 2010. Further, we note you have made no adjustment to your estimated long-term rate of return on plan assets for the past three fiscal years ended January 1, 2011. In this regard, your 8.5% asset return assumption appears high based on your historical return experience. Please tell us the target and actual percentage of plan assets by category, that is, U.S. Equity, International Equity and Fixed Income. Please tell us how you could have reasonably concluded no downward revision in your rate of return assumption for fiscal 2010 was necessary considering your declining actual return experience.

Company’s Response:

The decline in our 10-year actual combined rate of return from 10% in 2005 to 4% in 2010 was not steady, but was almost entirely the result of the market decline that occurred in 2008.

The S&P 500 declined 37% in 2008, which was the largest decline in the market in 75 years. The only individual years that came close were in 2002 (a decline of 22%), 1974 (a decline of 26%)

Confidential Treatment Requested by Safeway Inc.

and 1937 (a decline of 35%). A 10-year average of the years 2001 through 2010 includes not just one bad year but two of the worst markets of the last 75 years. Conversely, the 10-year period of 1990 through 1999 had the second highest average return of any 10-year period dating back to the 1920s. Arguably 2008 represented a correction to prior year’s growth, but such a large decline suggests a correction to more than the prior 10 years and likely includes most of the 1990s. Additionally, our pension obligation will take much longer than 10 years to settle. Our plan financial advisors use a 30-year period to construct a forward-looking model for assumed rates of return.

Therefore, we do not believe that the 10-year combined rate of return of 4% in 2010 is indicative of future long-term rates of return. When we looked at historical returns as a guide to selecting our assumed future rate of return, we evaluated 10-year rates of return, excluding 2008, as well as the 20-year rate of return, including 2008. Our records do not permit us to calculate a 30-year rate of return, but our pension plan financial advisors estimate that is was approximately 10.2%.

For each year from 2001 through 2007, Safeway’s actual 10-year rate of return equaled or exceeded our 8.5% assumed rate of return. Following the market decline in 2008, our annual rate of return was 22% in 2009 and 14% in 2010. In addition, despite the market decline in 2008, our 20-year rate of return was 9.5% as of January 1, 2011.

The market decline in 2008 was significant, and its impact has been appropriately reflected in the pension expense in accordance with generally accepted accounting principles through amortization of actuarial loss and reduced market value of plan assets. However, the result of one single year, even one as significant as 2008, does not indicate that our 8.5% assumed rate of return is unrealistic.

Also, as discussed in our letter to the Staff dated May 4, 2011, in addition to evaluating historical returns to estimate our long-term rate of return assumption, Safeway engages its pension plan financial advisors on an annual basis to reconstruct a forward-looking model built up by asset class. The model represents a long-term capital market outlook as of year end.

Based upon the strong recovery in the market since 2008 and our outlook for future long-term returns, we believe that 8.5% is a reasonable assumption for the long-term rate of return on U.S. pension plan assets.

The Company’s target and actual percentage of plan assets by category as of January 1, 2011 follows:

	Target	Actual
Equity:
U.S.	50.0%	57.4%
International	15.0%	11.6%
Fixed Income	35.0%	30.2%
Cash and Other	—	0.8%

Total	100.0%	100.0%

Note J: Taxes on Income, page 55

4.	We note your responses to our prior comments six through nine. ASC 740-30-25-17 requires management to compile evidence to support its assertion that the foreign unremitted earnings are indefinitely reinvested to qualify for the indefinite reversal assertion. Please address the following:

•

Please provide to us your specific written reinvestment plan as of January 1, 2011 for Canada Safeway’s unremitted earnings. Also, provide to us both the long-term and short-term forecasts and budgets of Canada Safeway as of January 1, 2011 which support your assertion that all unremitted earnings of Canada Safeway were permanently reinvested. In this regard, summarize for us Canada Safeway’s projected working capital and other capital requirements and needs which led to your conclusion that as of January 1, 2011 and the foreseeable future all unremitted earnings were permanently reinvested.

Confidential Treatment Requested by Safeway Inc.

Company Response:

Historically Safeway has deemed the earnings of its Canadian subsidiary to be indefinitely reinvested as Safeway did not need that cash for its U.S. operations. Safeway’s U.S. operations generated sufficient cash flow to meet its financing and investing needs, or Safeway had sufficient borrowing capacity under its line of credit.

At the end of 2007, Safeway’s Canadian subsidiary had approximately $*** of cash, which increased to approximately $*** at the end of 2010. This increase in cash was due to improved operating performance of the Canadian subsidiary, fewer capital expenditures during that period (as Safeway had largely completed the Lifestyle store remodeling program) and minimal debt service requirements.

At the end of 2010, Safeway still considered the earnings of its Canadian subsidiary to be indefinitely reinvested, as the cash was not needed for the U.S. operations. While Safeway did have $500 million of debt maturing in March 2011, management anticipated funding that $500 million through the issuance of new debt (as the Company had done with the maturity $500 million of debt in both August 2009 and August 2010) or through the issuance of commercial paper. Additionally, management anticipated that its stock repurchases and dividends would continue to be funded with cash flow generated in the U.S. Management also believed that the tax cost of repatriating Canadian earnings was too high. While Safeway’s Canadian subsidiary pays taxes in Canada at the Canadian statutory rate, that rate is lower than the combined federal and state rate in the U.S. Additionally, due to the existence of an Overall Foreign Loss, Safeway’s ability to use accumulated foreign tax credits was severely limited. However, during the first quarter of 2011, Safeway finalized a tax strategy, involving its Mexican equity affiliate, to potentially reduce the overall incremental tax cost to an acceptable level. This was finalized in early March 2011, and on March 4, 2011, the approach was presented to and approved by the Company’s CEO and Board of Directors. In addition, during the first quarter of 2011, management determined that the probability of a potential future federal tax holiday or tax cut on repatriated earnings was unlikely.

Based on the elimination of the Overall Foreign Loss, the incremental tax cost of future dividends is lower, and Safeway currently anticipates that it may repatriate future Canadian earnings. Therefore, Safeway will provide U.S. income taxes on future Canadian earnings.

In order to support the assertion that Canada Safeway’s unremitted earnings were indefinitely reinvested, management met regularly to review Canada Safeway’s forecasted cash flow statement and discuss various potential uses for cash generated in Canada. Canada Safeway’s forecasted cash flow statement serves as our reinvestment plan for Canada Safeway’s unremitted earnings. Exhibit A to this letter shows Canada Safeway’s actual cash flow for the last three years and forecasted cash flow for the next three years. The exhibit includes various potential uses of forecasted cash flow generated in Canada that management discussed during the year.

Confidential Treatment Requested by Safeway Inc.

•

We note your disclosure on page 17 that your Board of Directors increased the authorized level of the Company’s stock repurchase program from $6.0 billion to $7.0 billion in December 2010. Tell us historically how you funded share repurchases.

Company Response:

It is not unusual for the Board of Directors to increase the authorized level of Company stock repurchases. The stock repurchase program was instituted in 1999 with an initial authorization level of $1.0 billion. In the subsequent 12 years, the Board has increased the authorization level seven times for a total of $6.0 billion in additional authorization, including $1.0 billion increases in each of fiscal 2008, 2009 and 2010.

From 1999 through 2010, Safeway repurchased 188 million shares of common stock for $5.3 billion. All of the stock repurchases were funded by cash flow generated in the United States. As mentioned in our letter to the Staff dated May 4, 2011, Canada Safeway repatriated $500 million in 2005. However, the proceeds from that dividend were used to pay down debt, not to repurchase stock.

•

Provide to us your free cash flow analysis of Canada Safeway for the past three fiscal years ended January 1, 2011. Tell us what percentage of your free cash flow totaling $1,057.8 million as disclosed on page 26 of your Form 10-K was derived from Canada Safeway for fiscal 2010. In this regard, tell us how you concluded you had sufficient free cash flow to necessitate the Board’s approval of the increase in the stock repurchase program.

Company Response:

Exhibit A to this letter shows Canada Safeway’s free cash flow for the last three fiscal years in dollars and as a percentage of Safeway’s consolidated free cash flow. As indicated in Exhibit A, as well as in our response to your comment above, Safeway has historically generated more than enough free cash flow domestically to meet our plans for stock repurchases, and we expect to continue to do so in the future.

In addition, the Board authorization permits, but does not require, the repurchase of stock. Management has discretion over the price and timing of stock repurchases, subject to the maximum Board authorization level. In the unlikely event that domestically generated free cash flow is insufficient to repurchase the authorized level of stock repurchase, management is free to simply postpone such repurchases. Alternatively, management can fund stock repurchases with domestic borrowings which are available to the Company at reasonable interest rates.

•

You state in response nine that the Board of Directors met on December 7, 2010 and discussed the build-up of cash in Canada and “potential future uses of that cash.” Please summarize for us the Board’s conclusions with regard to the Company’s future use of the cash in Canada referring to the minutes of the Board meeting held on December 7, 2010. Lastly, tell us if one such use of the Canadian cash build-up was to fund the increase in the share repurchase approved in December 2010, the dividend declared and/or debt repayment.

Company Response:

Minutes of the December 7, 2010 Board meeting indicate that the Board did not reach any conclusions. The discussion was advisory, and management did not request any conclusions regarding the future use of Canadian cash or the authorization of a Canadian dividend.

Confidential Treatment Requested by Safeway Inc.

Minutes of the December 7, 2010 Board meeting do not indicate that the Board’s decision to increase the authorized level of the stock repurchase program was in contemplation of a Canadian dividend. As indicated in our response to your comment above, increases in the authorized level of the stock repurchase program are routine. The Board has increased the authorization level seven times in the last 12 years for a total of $6.0 billion in additional authorization, including $1.0 billion increases in each of fiscal 2008, 2009 and 2010.

•

If the cash in Canada was not intended to be used for the share repurchase, dividend declared or debt repayment, please tell us the specific sources of funds identified by management and the Board for those cash outlays.

Company Response:

Over the last five fiscal years, Safeway has repurchased $2.4 billion of common stock, paid $661 million of dividends and reduced U.S. debt by $1.2 billion entirely with domestic cash flow. This domestic cash flow came from free cash flow (cash flow from operating activities less cash flow used by investing activities) as well as cash from various financing activities such as proceeds from the exercise of stock options. The forecasted free cash flow in Exhibit A demonstrates that we expect to generate sufficient cash flow domestically to continue to repurchase stock, pay dividends and reduce debt at budgeted levels.

•	Please tell us the amount of cash and cash equivalents in Canada included in the total amount reported of $778.8 million at January 1, 2011 and $411.5 million at March 26, 2011, respectively.

Company’s Response:

Cash and cash equivalents in Canada were $*** at January 1, 2011 and $*** at March 26, 2011 (both in U.S. dollars). Cash in Canada is currently less than $***, consisting primarily of cash in store registers.

Item 9A. Controls and Procedures, page 67

5.	We note your response to prior comment 11 that the third paragraph of Item 9A directs readers to your statement on page 32 that your internal controls and procedures were designed at the reasonable assurance level. However, this statement does not address whether your disclosure controls and procedures, as defined by Exchange Act Rule 13a-15(e), were designed at the reasonable assurance level. Please state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and provide us with your proposed disclosure. Refer to Section II.F.4 of Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238. This comment also applies to future filings of your periodic reports.

Company’s Response:

The Company confirms to the Staff that our disclosure controls and procedures were designed at the reasonable assurance level of achieving their objectives. In future filings, Safeway will state clearly, if true, that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, as shown below:

The Company maintains “disclosure controls and procedures,” as such term is defined under Exchange Act Rule 13a-15(e), that are designed to ensure that information required to be disclosed in the Company’s Exchange Act reports is recorded, processed, summarized

Confidential Treatment Requested by Safeway Inc.

and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, the Company’s management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and in reaching a reasonable level of assurance, the Company’s management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. The Company’s disclosure controls and procedures have been designed to provide reasonable assurance of achieving their objectives. The Company also has investments in certain unconsolidated entities, including Casa Ley, S.A. de C. V. As the Company does not control or manage these entities, its disclosure controls and procedures with respect to such entities are necessarily more limited than those it maintains with respect to its consolidated subsidiaries.

The Company has carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s President and Chief Executive Officer along with the Company’s Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b). Based upon the foregoing, as of the end of the period covered by this Annual Report on Form 10-K, the Company’s President and Chief Executive Officer along with the Company’s Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective at the reasonable assurance level. There has been no change during the Company’s fiscal quarter ended January 1, 2011 in the Company’s internal control over financial reporting that was identified in connection with the evaluation required by Exchange Act Rule 13a-15(d) which has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management of Safeway Inc. has prepared an annual report on internal control over financial reporting. The Company’s independent registered public accounting firm has rendered an opinion on the Company’s internal control over financial reporting. Management’s report, together with the opinion of the independent registered public accounting firm, is set forth in Part II, Item 8 of this report.

Form 10-Q for the quarterly period ended March 26, 2011

Results of Operation, page 14

6.	We note your disclosure for vendor allowances on a quarterly basis and the increase as a percentage of revenues from 2009 to your first quarter in 2011. In this regard, it appears the increase in vendor allowances from 2010 to 2011 positively impacted your earnings per share. Please tell us and disclose in future filings the reasons for the increase in vendor allowances and whether or not you expect this trend to continue.

Company’s Response:

Vendor allowances were 7.28% of sales in the first quarter of 2011 compared to 7.13% in the first quarter of 2010, a 15-basis-point increase. In the course of a year, Safeway negotiates thousands of allowance transactions. It is difficult to conclude with certainty why allowances are up in any particular quarter or to forecast whether that increase represents a trend that will continue into the future. However, management believes that the recent increase is the result of vendors providing

Confidential Treatment Requested by Safeway Inc.

allowances to grocery retailers to mitigate a trend in price increases. It is not unusual for vendors to offer increased allowances in conjunction with the announcement of price increases. This is done to soften the grocery retailer’s resistance to price increases and to encourage the retailer to continue to promote the product. Management believes that Safeway is not unique and that many, if not most, grocery retailers are also experiencing increased allowances due to food cost increases.

Vendor allowances are only one part of the overall cost of inventory sold, and we believe that the recent increase in vendor allowances is an offset to overall cost increases. Therefore, we believe that the vendor allowances did not have a material positive impact on our earnings per share.

If the recent trend in increased vendor allowances continues, we will disclose in future filings that management believes that these allowances are partial offsets to overall increases in vendor prices.

7.	You disclose that the reduction in gross profit was offset by an increase in gross profit which was largely the result of improved shrink partly offset by investments in price, employee severance charges and LIFO expense. It is not discernable from your disclosure how much changes in shrink contributed to the change in gross profit given the offsets disclosed. Please tell us how much the changes in shrink impacted your gross profit prior to offsets. In future filings, please quantify the factors that contribute to such changes.

Company’s Response:

Safeway estimates that reductions in shrink improved gross profit margin in the first quarter of 2011 by 54 basis points. In future filings, we will quantify the factors that significantly contribute to changes in gross profit margin.

*******

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (925) 467-3628 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Dennis J. Dunne
Dennis J. Dunne
Vice President
Corporate Accounting

Confidential Treatment Requested by Safeway Inc.

EXHIBIT A (page 1 of 3)

SAFEWAY INC.

RECONCILIATION OF GAAP CASH FLOW MEASURE TO FREE CASH FLOW

U.S. DOLLARS IN MILLIONS

	2008							2009							2010
	TOTAL	US			CANADA			TOTAL	US			CANADA			TOTAL	US			CANADA
Net cash flow from operating activities	$2,250.9	$	***		$	***		$2,549.7	$	***		$	***		$1,849.7	$	***		$	***
(Decrease) increase in payables related to third party gift cards, net of receivables**	(23.9)		***			***		(170.4)		***			***		6.9		***			***

Net cash flow from operating activities, as adjusted	2,227.0		***			***		2,379.3		***			***		1,856.6		***			***
Net cash flow used by investing activities	(1,546.0)		***			***		(889.0)		***			***		(798.8)		***			***

Free cash flow	$681.0	$	***		$	***		$1,490.3	$	***		$	***		$1,057.8	$	***		$	***

	100%		***	%		***	%	100%		***	%		***	%	100%		***	%		***	%

Stock repurchased and dividends paid			$491.6							$1,038.0							$489.2

	2011 FORECAST*							2012 FORECAST*							2013 FORECAST*
	TOTAL	US			CANADA			TOTAL	US			CANADA			TOTAL	US			CANADA
Net cash flow from operating activities	$1,900.0	$	***		$	***		$2,100.0	$	***		$	***		$2,300.0	$	***		$	***
(Decrease) increase in payables related to third party gift cards, net of receivables**	—		***			***		—		***			***		—		***			***

Net cash flow from operating activities, as adjusted	1,900.0		***			***		2,100.0		***			***		2,300.0		***			***
Net cash flow used by investing activities	(1,000.0)		***			***		(1,000.0)		***			***		(1,100.0)		***			***

Free cash flow	$900.0	$	***		$	***		$1,100.0	$	***		$	***		$1,200.0	$	***		$	***

	100%		***	%		***	%	100%		***	%		***	%	100%		***	%		***	%

Stock repurchased and dividends paid

*	These forecasts were prepared in late 2010 and, therefore, did not give effect to the $1.1 billion repatriation of earnings from Canada to the U.S. in the first half of 2011.
**	Excludes cash flow from payables related to third-party gift cards, net of receivables. Cash from the sale of third-party gift cards is held for a short period of time and then remitted, less Safeway’s commission, to card partners. Because this cash flow is temporary it is not available for other uses, and is therefore excluded from the Company’s calculation of free cash flow.

Confidential Treatment Requested by Safeway Inc.

EXHIBIT A (page 2 of 3)

CANADA SAFEWAY

CONDENSED STATEMENTS OF CASH FLOWS ( U.S. dollars in millions*)

Forecast*
	53 Weeks		52 Weeks		52 Weeks		52 Weeks		52 Weeks		52 Weeks
	2008		2009		2010		2011		2012		2013
CASH PROVIDED BY OPERATING ACTIVITIES	$	***	$	***	$	***	$	***	$	***	$	***

INVESTING ACTIVITIES:
Additions to property		***		***		***		***		***		***
Proceeds from sale of property		***		***		***		***		***		***
Other		***		***		***		***		***		***

Net cash used by investing activities		***		***		***		***		***		***

FINANCING ACTIVITIES:
Additions to short-term borrowings		***		***		***		***		***		***
Payments on short-term borrowings		***		***		***		***		***		***
Additions to long-term borrowings		***		***		***		***		***		***
Payments on long-term borrowings		***		***		***		***		***		***

Net cash used by financing activities		***		***		***		***		***		***

Effect of changes in exchange rates on cash & equivalents		***		***		***		***		***		***

(Decrease)/increase in cash and equivalents		***		***		***		***		***		***

CASH & EQUIVALENTS:
Beginning of period		***		***		***		***		***		***

End of period	$	***	$	***	$	***	$	***	$	***	$	***

FREE CASH FLOW (operating activities less investing activities)	$	***	$	***	$	***	$	***	$	***	$	***

*	These forecasts were prepared in late 2010 and, therefore, did not give effect to the $1.1 billion repatriation of earnings from Canada to the U.S. in the first half of 2011.

Confidential Treatment Requested by Safeway Inc.

EXHIBIT A (page 3 of 3)

(All amounts in U.S. dollars)

At year-end 2010, Safeway had identified the following potential uses of the free cash flow forecasted from Canadian operations:

•	***

•	***

•	***

•	Contribute to pension obligation - At year-end 2010, Canada Safeway had pension obligations of $*** and post-retirement obligations of $***.

•	***

Confidential Treatment Requested by Safeway Inc.